 Exhibit 99.1

Points International to Report Second Quarter 2011 Results On Tuesday, August 9, 2011

Toronto, Canada – July 26, 2011 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), the owner and operator of Points.com, the world's leading reward program management web site, announced today that it will report financial results for the second quarter 2011 on Tuesday, August 9, 2011 after the close of market.

The Company will host a corresponding conference call to discuss the results with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO of Points International on Tuesday, August 9, 2011 at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial (877) 941-2068 ten minutes prior to the scheduled start time. International callers should dial (480) 629-9712. In addition, the call will be broadcast live over the Internet hosted at the Investor Relations section of the Company's website at www.pointsinternational.com and will be archived online upon completion of the conference call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Tuesday, August 16, 2011 by dialing (877) 870-5176 in the U.S. and Canada and (858) 384-5517 internationally and entering the passcode: 4458061.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Aeroplan(R), AsiaMiles(TM), British Airways Executive Club, Delta SkyMiles(R) and InterContinental Hotels Group's Priority Club(R) Rewards. Redemption partners include Amazon.com(R) and Starbucks. For more information, visit www.pointsinternational.com.

Contact:

Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com / lauraf@addocommunications.com
(310) 829-5400